UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Wilt, Toby S.
   Post Office Box 50879
   Nashville, TN  37205-0879
2. Issuer Name and Ticker or Trading Symbol
   Outback Steakhouse, Inc.
   OSI
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   03/07/03
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common stock, par value $.0|-     |-   |-|-                 |-  |-          |30,000(1)          |D     |                           |
1                          |      |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Phantom Stock Units   |1-1     |12/06|A   |-|10.28(5)   |A  |(3)  |(3)  |Common Stock|10.28  |$28.00 |            |   |            |
                      |        |/02  |    | |           |   |     |     |            |       |       |            |   |            |
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Phantom Stock Units   |1-1     |03/07|A   |-|8.61(5) -  |A,D|(2)  |(2)  |Common Stock|8.61   |$34.54 |2485.58(1)(3|D  |            |
                      |        |/03  |    | |           |   |     |     |            |       |       |)           |   |            |
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Stock Option (right to|$15.00  |     |    | |           |   |(4)  |07/23|Commons Stoc|45,000 |$15.00 |45,000(1)   |D  |            |
 buy)                 |        |     |    | |           |   |     |/07  |k           |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Represents number of shares beneficially owned immediately after the reported transaction.
(2) The phantom stock units were accrued under the Company's Deferred Compensation and Stock Plan ("Plan") and are to be settled 100% in the Company's common stock upon cessation as a director.
(3) Derivative securities beneficially owned at end of year include: (i) 568.70 phantom stock units accrued in fiscal year 1997 ranging in stock prices from $15.840 to $17.669, and are each settled
100% in the Company's common stock on January 1, 2007; (ii) 416.68 phantom stock units accrued in fiscal year 1998 ranging in stock prices from $18.070 to $24.697, and are each settled 100% in the Company's common stock on January 1, 2007; (iii) 336.37 phantom stock units accrued in fiscal year 1999 ranging in stock prices from $25.33 to $36.68, and are each settled 100% in the Company's common stock on January 1, 2009; (iv) 378.49 phantom stock units accrued in fiscal year 2000 ranging in stock prices from $23.603 to $29.821, and are each settled 100% in the Company's common stock upon cessation as a director; (v) 374.41 phantom stock units accrued in fiscal year 2001 ranging in stock prices from $24.85 to $27.98, and are each settled 100% in the Company's common stock upon cessation as a director; (vi) 333.57 phantom stock units accrued in fiscal year 2002 ranging in stock prices from $28.00 to $37.38, and are each settled 100% in the Company's common stock upon cessation as a director; and (vii) 68.76 phantom stock units accrued in fiscal year 2003 at a stock price of $34.54, and are each settled 100% in the Company's common stock upon cessation as a director.
(4) Currently exercisable. The option vested in three equal annual installments beginning on July 23, 1998.
(5) Shares reflect acquisition of additional phantom stock units per reinvestment of dividends under the Company's Plan.
SIGNATURE OF REPORTING PERSON
Joseph J. Kadow, Attorney-in-Fact
DATE
03/11/03